FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of November 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.     A notice of 2015 first extraordinary general meeting of Huaneng Power International, Inc. (the “Registrant”) and the proxy form and reply slip thereof;
2.     An announcement regarding issue of short-term debentures by the Registrant;
3.     An announcement regarding continuing connected transaction of the Registrant; and
4.     An announcement regarding connected transaction of the Registrant;

Each made by the Registrant on November 20, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

NOTICE OF 2015 FIRST EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2015 First Extraordinary General Meeting (the “Extraordinary General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 2:00 p.m. on 6 January 2015 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, The People’s Republic of China for considering and approving the following resolution:

ORDINARY RESOLUTION

1.
To consider and approve the “Resolution regarding the 2015 Continuing Connected Transactions between the Company and Huaneng Group”, including Huaneng Group Framework Agreement and the transaction caps thereof (Note 1)

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

Beijing, the PRC
20 November 2014

Notes:

1. For details of the “Resolution regarding the 2015 Continuing Connected Transactions between the Company and Huaneng Group”, please refer to an announcement of the Company dated 20 November 2014 (the “Announcement”). Unless stated otherwise, terms used herein shall have the same meanings as set out in the Announcement. The Company shall despatch the circular containing, inter alia, the continuing connected transactions contemplated under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee and an opinion of the Independent Financial Adviser to shareholders as soon as possible.

2. Proxy

(i) A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

(iv) If more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

(v) The resolution set out in this Notice of EGM will be voted by poll.

3. Registration procedures for attending the Extraordinary General Meeting

(i) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii) Holders of H Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 17 December 2014.

(iii) Shareholders may send the reply slip to the Company in person, by post or by fax.

4. Closure of Register of Members

In order to determine the shareholders of H shares who will be entitled to attend the Extraordinary General Meeting, the Company will suspend registration of transfer of shares from 17 December 2014 to 6 January 2015 (both days inclusive).

In order to qualify to attend the Extraordinary General Meeting, shareholders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrars Limited at Rooms 1712-16, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by no later than 4:30 p.m. on 16 December 2014. Holders of H shares whose names are recorded in the register of member of the Company on 17 December 2014 are entitled to attend the Extraordinary General Meeting.

5. Other Businesses

(i) The Extraordinary General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii) The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre
183 Queen’s Road East
Hong Kong

(iii) The business address of the Company is at:

Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China
Telephone No.: (+86)-10-6322 6593, (+86)-10-6322 6590
Facsimile No.: (+86)-10-6322 2321
Email: xiemx@hpi.com.cn

As at the date of this notice, the directors of the Company are:

Cao Peixi (Executive Director)
Guo Junming (Non-executive Director)
Liu Guoyue (Executive Director)
Li Shiqi (Non-executive Director)
Huang Jian (Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Li Song (Non-executive Director)
Li Zhensheng (Independent Non-executive Director)
Qi Yudong (Independent Non-executive Director)
Zhang Shouwen (Independent Non-executive Director)
Yue Heng (Independent Non-executive Director)
Zhang Lizi (Independent Non-executive Director)

(Stock Code: 902)

Proxy Form for 2015 First Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*
I(We) (Note 2) of
,
Shareholders’ Account: and I.D. No. ,
being the holder(s) of
H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc. (the “Company”) now appoint (Note 3) I.D. No. (of
),
or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2015 First Extraordinary General Meeting (“EGM”) to be held at 2:00 p.m. on 6 January 2015 at the headquarters of the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, The People’s Republic of China for the purpose of considering and, if thought fit, passing the resolution as set out in the notice convening the EGM. In the absence of any indication, the proxy may vote for or against the resolution at his own discretion. (Note 6)

	ORDINARY RESOLUTION	For (Note 4)	Against (Note 4)
1.
To consider and approve the “Resolution regarding the 2015 Continuing Connected Transactions between the Company and Huaneng Group”, including Huaneng Group Framework Agreement and the transaction caps thereof

Date: Signature:(Note 5)

Notes:

1 Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2 Please insert full name(s) and address(es) in BLOCK LETTERS.

3 Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4 Attention: If you wish to vote FOR any resolution, please indicate with a “ü” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “ü” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5 This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6 This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrar s Limited, at least 24 hours before the time designated for the holding of the EGM.

*Please delete as appropriate.

(Stock Code: 902)

Reply Slip for 2015 First Extraordinary General Meeting

I/(We) of
Telephone number: and Fax number: ,
being the holder(s) of H Share(s)/Domestic Share(s)* of Huaneng Power
International, Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2015 First Extraordinary General Meeting (the “EGM”) to be held at 2:00 p.m. on 6 January 2015 at the headquarters of the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, The People’s Republic of China.

Signature: Date:

Note:
Eligible shareholders who wish to attend the EGM are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no. (+86)-10-6641 2321). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

*Please delete as appropriate.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT
ISSUE OF SHORT-TERM DEBENTURES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2012 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 19 June 2013, the Company has been given a mandate to issue short-term debentures (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB15 billion (which means that the outstanding principal balance of the short-term debentures in issue shall not exceed RMB15 billion at any time within the period as prescribed herein) in the PRC within 24 months from the date on which the shareholders’ approval was obtained.

The Company has recently completed the issue of the second tranche of the Company’s short-term debentures for 2014 (the “Debentures”). The total issuing amount was RMB5 billion with a maturity period of 365 days whereas the unit face value is RMB100 and the interest rate is 3.98%.

The Bank of China Limited acts as the lead underwriter to form the underwriting syndicate for the Debentures, which were placed through book-building and issued in the domestic bond market among banks. The proceeds from the Debentures will be used principally to settle part of the bank loans so as to improve its debt structure and to supplement short term operational working capital.

The relevant documents in respect of the Debentures are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)
Guo Junming (Non-executive Director)
Liu Guoyue (Executive Director)
Li Shiqi (Non-executive Director)
Huang Jian (Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Li Song (Non-executive Director)
Li Zhensheng (Independent Non-executive Director)
Qi Yudong (Independent Non-executive Director)
Zhang Shouwen (Independent Non-executive Director)
Yue Heng (Independent Non-executive Director)
Zhang Lizi (Independent Non-executive Director)

Beijing, the PRC
20 November 2014

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

CONTINUING CONNECTED TRANSACTIONS

HUANENG GROUP FRAMEWORK AGREEMENT

On 19 November 2014, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, its ultimate controlling shareholder, for a term commencing on 1 January 2015 and expiring on 31 December 2015. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct (among other things) the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of coal and transportation services; (iii) leasing of facilities, land and office spaces; (iv) technical services, engineering contracting services and other services; (v) provision of entrusted sale services; and (vi) sale of products. Such transactions will be conducted on an on-going basis and constitute continuing connected transactions under the Hong Kong Listing Rules. Among those six types of transactions, since the transaction scale in relation to the purchase of coal and transportation services exceeds 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the such transaction shall be subject to the reporting, announcement requirements under Rules 14A.71 to 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The transaction scale of each of the remaining five types of transactions does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, thus such transactions shall only be subject to the reporting, annual review and announcement requirements under Rules 14A.55 to 14A.59 and Rules 14A.70 and 14A.35 of the Hong Kong Listing Rules, but are exempt from the Independent Shareholders’ approval requirement.

EXTRAORDINARY GENERAL MEETING

The Company proposes to convene an extraordinary general meeting in January 2015 to table the relevant resolutions for obtaining the approval from the Independent Shareholders on the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement.

The Independent Board Committee of the Company will advise the Independent Shareholders on the transaction relating to the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement. The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders on the transactions of purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall despatch a circular containing further details regarding the continuing connected transactions under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee and an opinion of the Independent Financial Adviser to the shareholders as soon as possible, but in any event not later than 17 December 2014.

RELATIONSHIP BETWEEN THE COMPANY AND HUANENG GROUP

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the date of this announcement, it has a controlling capacity of 67,394 MW.

Huaneng Group is principally engaged in the operation and management of enterprises investments; development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As at of the date of issue of this announcement, HIPDC, being the direct controlling shareholder of the Company, holds 35.14% of the total equity interest in the Company, while Huaneng Group holds a 51.98% direct equity interest and a 5% indirect equity interest in HIPDC. In addition, Huaneng Group holds a 10.78% direct equity interest in the Company, a 3.27% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.04% indirect equity interest in the Company through Huaneng Capital Services Company Limited (a wholly-owned subsidiary of Huaneng Group) and a 0.77% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group).

The relationship between the Company and Huaneng Group is as follows:

* Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro- Power Investment Limited holds a 5% interest in HIPDC.

# Huaneng Group holds a 10.78% direct interest in the Company. It also holds 3.27%, 0.04% and 0.77% interest in the Company through Hua Neng HK (its wholly owned subsidiary), Huaneng Capital Services Co. Ltd., (its wholly owned subsidiary) and China Huaneng Finance Corporation (its controlling subsidiary), respectively.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute connected transactions of the Company, subject to the relevant disclosures and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

HUANENG GROUP FRAMEWORK AGREEMENT

The Company entered into a framework agreement with Huaneng Group on 27 December 2013 (“2014 Huaneng Group Framework Agreement”) for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2014. The 2014 Huaneng Group Framework Agreement will expire on 31 December 2014. Reference is made to the announcement of the Company dated 28 December 2013 and the Company’s circular dated 20 January 2014. The details of the continuing connected transactions as contemplated by the 2014 Huaneng Group Framework Agreement (including the relevant caps) were set out therein.

In order to continue such transactions, the Company, as approved by the Board, entered into the Huaneng Group Framework Agreement with Huaneng Group on 19 November 2014 for a term commencing on 1 January 2015 and expiring on 31 December 2015. Pursuant to the Shanghai Listing Rules and Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Guo Junming, Liu Guoyue, Li Shiqi, Huang Jian and Fan Xiaxia, all being directors of the Board of the Company being regarded as having a material interest in the continuing connected transactions, abstained from voting on the board resolution relating to the entering of the Huaneng Group Framework Agreement (and each of the caps thereof). The resolution was voted by directors who are not connected to the transactions.

Pursuant to the Huaneng Group Framework Agreement, the Company will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on-going basis:

(1) Purchase of ancillary equipment and parts

Due to operational needs, the Company and its subsidiaries has to purchase ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction work for power plants. Pursuant to the 2014 Huaneng Group Framework Agreement with respect to the purchase of ancillary equipment and parts in 2014 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2014 was set at RMB2.6 billion. During the period from 1 January 2014 to 31 October 2014, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB275 million. It is estimated that at the end of 2014, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2014. For 2015, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB2.6 billion. Such cap is estimated on the basis of the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of offering favourable prices on bulk purchases by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favourable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for ancillary equipment and parts, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the ancillary equipment and parts in a timely and reliable manner, thereby minimising the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.41 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2015 exceeds the above cap (i.e. RMB2.6 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(2) Purchase of coal and transportation services

Coal is the major raw material of the Company for power generation. Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase coal and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation service shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply or transportation services.

Pursuant to the 2014 Huaneng Group Framework Agreement with respect to the purchase of coal and transportation services in 2014 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2014 was set at RMB44.1 billion. During the period from 1 January 2014 to 31 October 2014, the aggregate transaction amount (unaudited) for purchase of coal and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB17.996 billion. It is estimated that at the end of 2014, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2014. The difference between the estimated cap of the transaction amount for 2014 and the actual transaction amount was primarily due to the actual operation of the Company and the changes in the coal market and hence the variance in fuel purchase for 2014.

The cap of the transaction amount for purchase of coal and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2015 is estimated to be RMB42.8 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set on the basis of the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plant as deemed reasonable by the Company and it subsidiaries, taking into account at the same time the ability of Huaneng Group and its subsidiaries and associates to make bulk supply of coal and transportation services to the Company and its subsidiaries at favourable prices.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of coal and transportation services is that they can offer more favourable terms for bulk purchase of coal and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable terms for purchases of coal and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with coal and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

The Directors are of the view that the transactions for the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of coal and transportation services between the Company (and its subsidiaries) and Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting, announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transaction will not (and the Company will through its internal control system ensure that such transaction will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(3) Leasing of facilities, land and office spaces

For operational needs, the Company and its subsidiaries have to lease facilities, land and office spaces (mainly include power transmission and transformation assets, vessels, power plants land and office spaces, etc) from Huaneng Group and its subsidiaries and associates. Pursuant to the 2014 Huaneng Group Framework Agreements with respect to the leasing of facilities, land and office spaces in 2014 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2014 was set at RMB300 million. During the period from 1 January 2014 to 31 October 2014, the aggregate fee (unaudited) which has already been paid by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces was RMB233 million. It is estimated that at the end of 2014, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2014. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the leasing of facilities, land and office spaces by the Company from Huaneng Group and its subsidiaries and associates in 2015 is estimated not to exceed RMB300 million. The estimate of such cap amount is based on the prevailing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of favourable prices offered by Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces.

In respect of leasing of facilities, land and office spaces, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favourable prices for leasing of facilities, land and office spaces. Taking into consideration the ability of Huaneng Group and its subsidiaries and associate in offering more favourable prices for leasing of facilities, land and office spaces, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the leasing of facilities, land and office spaces in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of facilities, land and office spaces. In addition, the payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2015 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(4) Technical services, engineering contracting services and other services

The reciprocal services for technical services, engineering contracting services and other services between the Company and its subsidiaries and its subsidiaries with Huaneng Group and its subsidiaries and associates mainly include the provision of maintenance of power plants monitoring system, real-time consolidation of project data, trial run of generating units, monitoring of facilities of construction works and insurance services by Huaneng Group and its subsidiaries and its subsidiaries to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/production related services to Huaneng Group and its subsidiaries and its associates. Pursuant to the 2014 Huaneng Group Framework Agreements with respect to the purchase of technical services and engineering contracting services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap for the aggregate transaction amount for 2014 was set at RMB900 million. During the period from 1 January 2014 to 31 October 2014, the aggregate transaction amount (unaudited) for the purchase of technical services and engineering contracting services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB411 million. It is estimated that at the end of 2014, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2014. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and its associates in 2015 is estimated not to exceed RMB1.2 billion. The estimate of such cap is based on the one hand on the prevailing overall business scale and operation of the power plants of the Company and its subsidiaries as well as the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, having taken into account the benefit of favourable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates.

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and in terms of providing technical services, engineering contracting services and other services is that they can offer more favourable prices. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for technical services, engineering contracting services and other services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the ancillary equipment and parts in a timely and reliable manner, thereby minimizing the management and operational costs of the Company. In addition, some of the subsidiaries and associates of Huaneng Group focus on researching information technology and national new energy power generation technology, as well as equipment of thermal energy, therefore can provide reliable and efficient services of information technology and project contracting, and can also provide advanced and thorough power station specialised technical services and project contracting services, which can lower the operational costs of the Company and its subsidiaries. On the other hand, the Company is of the view that the relevant production and operation services provided by Huaneng Group and its subsidiaries and associates can bring business benefits to the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2015 exceeds the above cap (i.e. RMB1.2 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(5) Provision of entrusted sale services

The provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries involve mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company and its subsidiaries. Payments under such substituted power generation transactions will primarily be settled in two ways: (1) upon power generation, the Company and its subsidiaries will settle the payment with the power grid company before paying the difference to Huaneng Group and its subsidiaries and associates; (2) upon power generation, Huaneng Group and its subsidiaries and associates will settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries. Pursuant to the 2014 Huaneng Group Framework Agreement with respect to the provision of entrusted sale services to the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2014 was set at RMB600 million. During the period from 1 January 2014 to 31 October 2014, the aggregate transaction amount (unaudited) for the provision of entrusted sale services to the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB297 million. It is estimated that at the end of 2014, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2014. For 2015, the transaction amount with respect to such services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates is estimated to be RMB600 million. Such cap is estimated on the basis of the existing overall business scale and operation of the relevant parties, anticipated power sold, substituted tariff and development of such transaction as deemed reasonable by the Company and its subsidiaries.

In order to increase output and boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants, closed or not, in places where they are located (including connected persons and non-connected persons). For the provision of substituted power generation, the advantage is it can produce a relatively higher marginal contribution in substituted power generation to the Company and its subsidiaries when the tariff for electricity for Huaneng Group and its subsidiaries and associates remains at relatively high level. Besides, Huaneng Group and its subsidiaries and associates maintain a good relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services. Payments under such substituted power generation transactions will primarily be settled in two ways: (1) upon power generation, the Company and its subsidiaries will settle the payment with the power grid company before paying the difference to Huaneng Group and its subsidiaries and associates; (2) upon power generation, Huaneng Group and its subsidiaries and associates will settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services pursuant to the Huaneng Group Framework Agreement were entered into (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms offered by the Company to independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2015 exceeds the above cap (i.e. RMB600 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(6) Sale of products

To be more cost-efficient in management, the Company’s subsidiary(ies) will sell products (mainly coal) to Huaneng Group and its subsidiaries and associates. The prices and charges of coal will be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and the related products services. Pursuant to the 2014 Huaneng Group Framework Agreement with respect to the sale of coal by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2014 was set at RMB600 million. During the period from 1 January 2014 to 31 October 2014, the aggregate transaction amount for the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was RMB0. It is estimated that at the end of 2014, the actual aggregate transaction amount will not exceed the anticipated transaction amount for 2014. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates for 2015 is estimated to be RMB1.2 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. Such cap is based on the estimation of the coal and other related products required by certain power plants of Huaneng Group and its subsidiaries and associates for 2015. In addition, better prices can be obtained in bulk purchases. In order to leverage on the scale procurement of coal, the Company will not exclude the possibility of re- selling part of the additional coal to power plants of Huaneng Group and its subsidiaries and associates.

The Board is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2015 exceeds the above cap (i.e. RMB1.2 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(7) Trust loans and entrusted loans

The Huaneng Group Framework Agreement has also included (i) borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates; (ii) the provision of entrusted loans from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. The transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the maximum daily balance of the trust loans for 2015 is expected to be RMB600 million and the maximum daily balance of entrusted loans for 2015 is expected to be RMB2 billion.

Given that the trust loans and entrusted loans are to be granted by or through Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries on normal commercial terms which are comparable to or more favourable than those offered by independent third parties for similar service in the PRC and where no security over the assets of the Company is granted in respect of such services, the trust loans and entrusted loans contemplated under the Huaneng Group Framework Agreement are exempted from reporting, announcement and

Independent Shareholders’ approval requirements under Rule 14A.90 of the Hong Kong Listing Rules. The Company therefore makes disclosure simultaneously pursuant to the Company’s announcement disclosed on the Shanghai Stock Exchange.

FAIRNESS OF THE CONTINUING CONNECTED TRANSACTIONS AND THEIR IMPACT ON THE INDEPENDENCY OF THE COMPANY

Huaneng Group Framework Agreement is signed on normal commercial terms which are fair and reasonable, with the prices/ fees/ interests agreed and confirmed by both parties by negotiating and concluding with arm's length terms, taking into account the then prevailing market conditions, and in any event the terms of the relevant agreement and its transaction under such agreement given to the Company and its subsidiaries by the Huaneng Group and its subsidiaries and associates shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of services. The Company and its subsidiaries will sign necessary written agreements on detailed transactions with Huaneng Group and its subsidiaries and associates within the range set by the above-stated Framework Agreement according to actual conditions, and pay and/or charge the relevant prices/ fees/ interests based on the agreed method set forth in the relevant agreements.

The Company will, through the Huaneng Group Framework Agreement and a series of risk management arrangements in accordance with the regulatory requirements, endeavour to maintain its independency in decision-making, the fairness of the prices and terms of the transactions as well as the flexibility in purchasing coal from independent third parties other than the connected persons so as to alleviate the independence on its controlling shareholder. Such arrangements shall include without limitation the Company’s right to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Company from Huaneng Group will be no less favorable than those available from independent third parties.

Based on the above, the Company is of the opinion that the Huaneng Group Framework Agreement and the continuing connected transactions under it are in the interests of the Company and the shareholders as a whole. Meanwhile, the Company has its complete business system and ability to operation independently facing the market, therefore the above-stated Framework Agreement and the continuing connected transactions under it do not affect the independency of the Company.

MEASURES TO SAFEGUARD THE INTERESTS OF THE INDEPENDENT SHAREHOLDERS

Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company. The Company will adopt a series of risk management arrangements, and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. The relevant arrangements include:

• the continuing connected transactions contemplated under the Huaneng Group Framework Agreement are conducted on a non-exclusive basis;

• for transactions relating to the purchase of ancillary equipment and parts, the Company will conduct such transactions according to the Company’s procurement policy, which mainly stipulates that the Company will, from time to time, obtain quotations and/or invite tenders from multiple suppliers and/or in certain circumstances obtain the quotations through enquiries from among established suppliers of scale (including Huaneng Group and its subsidiaries and associates). According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the corporate background of the counterparty; its reputation and reliability; its ability to conduct the transaction in accordance with the terms of the contract; and its understanding of the Company’s needs, in order to maximise the Company’s interest in the transaction, and at the same time reduce the Company’s time and costs of transaction;

• for transactions in relation to the purchase of coal and coal transportation services, the Company has established a dedicated information exchange and mechanisms for weekly and monthly information analysis, which mainly consists of: (i) collection of price information, such as pithead prices, the listed prices at major coal production localities, inland coal transaction price indices, harbour price indices, the futures indices on the Mainland, the prices of coal globally, and price indices of imported coal; and in addition, information relating to the storage at harbours, the production, transportation and sale of coal, and price indices of freights is also collected as an aid in analysing the trend of the market price. The major information collection channels of the Company include: China Coal Market website 中國煤炭市場網 (http.//www.cctd.com.cd), China Coal Resources website 中國煤炭資源網 (http://www.sxcoal.com), Qinhuangdao Coal website 秦皇島煤炭 網 (http://www.cqcoal.com), Qinhuangdao Shipping website 秦皇島海運網 (http://www.osc.org.cn), etc.; (ii) the Company has also established the Qinhuangdao distribution centre, which is charged with the monitoring of the daily, weekly, and monthly prices of coal based on harbour and water transportation and related developments; (iii) the Company’s branch companies and power plants are charged with collecting information on the market and pithead prices of their own location. In terms of pricing, the Company will issue weekly the guidance procurement price of coal for coastal power plants (based on the market information collected and generally lower than the then prevailing market price), the Company’s suppliers (including Huaneng Group and its subsidiaries and associates) will be invited to provide coal quotations within the range of the guidance procurement price. The Company will independently choose and purchase from the best offer according to the market conditions within the parameters of the Company’s procurement strategies. The Company believes that such purchaser-oriented pricing process will lead to an open and transparent market mechanism for competition on prices;

• for transactions in relation to the purchase of coal and coal transportation services, the basis for determining the “market conditions” in the formulation of the Company’s procurement strategies can principally be summarized in the following manner: (i) the changes in the prices of coal; (ii) the aspects on coal transportation, including status on ship transportation at port (i.e. in circumstances where the northern ports in Qinhuangdao are stranded seriously, the Company will arrange certain coal to be imported), the status on railway transportation (e.g. substantial overhaul of Datong Qinhuangdao railway), the status on road transportation (i.e. whether the northern regions is/are affected by seasonal rain/snow); (iii) production condition (i.e. whether major cooperation partners for coal supply or regional coal enterprises experience any safety incidents which may lead to a suspension in coal production or safety checks and hence the coal mine safety inspections may affect domestic coal production or supply of coal regionally, or whether the imported coal from coal production areas like Australia, Colombia, South Africa, etc. are affected by incidents of natural disasters, storm, typhoon, strike, etc.); (iv) status on level of inventory (including whether there have been any changes in the inventory at major ports or power enterprises, or whether coal companies run out of stock; and (v) status on changes in policies.The State has promulgated a number of environmental protection policies and coal industry policies which may have an impact on volume of coal consumption, the types and quality of coal required by power enterprises. The Company will timely follow and collect information on market condition for assessing and formulating the Company’s procurement strategies;

• for transaction in relation to leasing of power transmission and transformation assets, the Company and its subsidiaries will lease such facilities from Hunang Group and its subsidiaries and associates based on arm’s length terms. The leasing fee is approximately RMB141 million, principally is to offset the outlay of the supplier’s costs, interest payment, operational expenses in maintenance, etc. Such leasing fee has been adopted for use since 2004 and in the interim no adjustment on account of inflation or other factors has been made. For transactions in relation to the leasing of facilities, the Company will have regard to the then prevailing market rent for similar types of properties in the nearby locations (which is obtainable as public information), and/or consult the advice of several reputable local real estate agents for benchmarks of assessment. Such transactions will be reviewed by the Company’s legal department on the legal aspects and approved by the contract management department;

• for transaction in relation to provision of technical services, engineering contracting services and other services, the Company will conduct such transactions according to the relevant procurement policy and management rules, and will from time to time obtain quotations, and/or invite tenders from multiple suppliers and/or in certain circumstances obtain the quotations through enquiries from established suppliers of scale (including Huaneng Group and its subsidiaries and connected suppliers). According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the Company’s specific requirements in a transaction, the comparable advantages of the technological expertise of counterparties and the ability of counterparties in performing the contract and the follow-up services consequential to completion of a transaction, in order to maximise the Company’s interest;

• provision of entrusted sale services is formulated in tandem with the “Eleventh Five Year” Plan of the State on energy conservation and emission reduction policies. Through the centralised coordination carried out by various regional government agencies or the management platform of power grid companies governing transactions in substituted power generation, the Company will conduct the transactions in accordance with the implementation rules governing substitution of power generation on the area(s) where such power plant(s) is/are located, having taken into account the status regarding the operation of generation units and the actual changes in the market;

• for transaction in relation to sale of products, in principle, the fuel company (which is 100% owned by the Company) will only sell coal to the Company’s power plants. The Company will strictly control the conduct relating to sale of coal transactions between the fuel company of the Company with related power plants. In circumstances where there is a severe shortage in the level of inventory and on condition that the Company’s own power plants are preserved with sufficient coal supply, the Company will sell part of the excess coal, as a temporary measure, to related power plants at prices according to the changes in market conditions. The Company will through the information collection process as mentioned in transaction regarding purchase of coal and coal transportation above, with reference to the then market conditions and in conjunction with the costs for coal purchase by fuel company to determine the then selling prices, so as to recoup the costs and to have a small profit; and

• the contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring in production and operation. In addition to the annual review of the performance of specific contracts by the independent non-executive Directors and the Company’s auditors, the Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair, and whether the transaction prices are reasonable.

EXTRAORDINARY GENERAL MEETING

Under the Hong Kong Listing Rules, the conduct of purchase of coal and transportation services (including the proposed cap) by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement require Independent Shareholders’ approval. However, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the Shanghai Listing Rules) as set out in this announcement shall be approved by the Independent Shareholders of the Company. The Company proposes to convene an extraordinary general meeting in January 2015 to seek approval from Independent Shareholders for the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement. Huaneng Group and its associates (holding an aggregate of 7,211,431,502 ordinary shares in the Company, representing approximately 50.01% of the total issued shares of the Company as of 19 November

2014) will abstain from voting in the resolutions with respect to the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement at such extraordinary general meeting, at which the proposed resolutions will be passed by way of ordinary resolutions and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee of the Company will advise the Independent Shareholders in connection with the terms of the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement. The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders regarding the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall despatch a circular containing, inter alia, further details of the continuing connected transactions for the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee and an opinion of the Independent Financial Advisor to shareholders as soon as possible but in any event not later than 17 December 2014.

Under the Hong Kong Listing Rules, the Independent Financial Adviser is required to opine only on the continuing connected transactions relating to the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and, in which case, the Independent Financial Adviser will not provide opinions on the other transactions contemplated under the Huaneng Group Framework Agreement (the “Other Transactions”). Notwithstanding such arrangement, the Company still plans to include details of the Other Transactions in the circular to be issued so that shareholders of the Company will have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement. The Company believes that on such basis, the Independent Shareholders will be provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolutions.

DEFINITIONS

“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”	Huaneng Power International, Inc.;

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Directors”	the directors of the Company;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Group”	China Huaneng Group;

“Huaneng Group Framework Agreement”
the framework agreement on the continuing connected transactions for 2015, between Huaneng Power International, Inc. and China Huaneng Group entered into between the Company and Huaneng Group on 19 November 2014;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Independent Board Committee”
a committee of the Board established for the purpose of considering the transaction regarding the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement, comprising independent non-executive Directors who are independent of the subject transaction;

“Independent Financial Adviser”
Guotai Junan Capital Limited, a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the Securities and Futures Ordinance (Cap.571 of the laws of Hong Kong), an independent financial adviser to be appointed to advise the Independent Board Committee and the Independent Shareholders on the transaction regarding the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement;

“Independent Shareholders”	shareholders of the Company other than Huaneng Group and its associates;

“PRC” or “China”	The People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)
Guo Junming (Non-executive Director)
Liu Guoyue (Executive Director)
Li Shiqi (Non-executive Director)
Huang Jian (Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Li Song (Non-executive Director)
Li Zhensheng (Independent Non-executive Director)
Qi Yudong (Independent Non-executive Director)
Zhang Shouwen (Independent Non-executive Director)
Yue Heng (Independent Non-executive Director)
Zhang Lizi (Independent Non-executive Director)

Beijing, the PRC
20 November 2014

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

Connected Transaction

On 19 November 2014, the Company entered into Joint Venture Contract with Hua Neng HK in relation to the establishment of Baxianjiao Wind Power jointly with Hua Neng HK. The Company will contribute RMB427 million in cash to the capital of the joint venture with its internal financial resources whereas Hua Neng HK will contribute U.S. dollars in cash equivalent to RMB183 million. Upon completion of the Transaction, the Company and Hua Neng HK will hold 70% and 30% equity interest in Baxianjiao Wind Power respectively.

As of the date of this announcement, HIPDC, being the direct controlling shareholder of the Company, holds 35.14% of the equity interest in the Company, while Huaneng Group holds 51.98% direct equity interests and 5% indirect equity interest in HIPDC. In addition, Huaneng Group holds 10.78% direct equity interest in the Company, 3.27% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), 0.04% indirect equity interest in the Company through Huaneng Capital Services Company Limited (a wholly-owned subsidiary of Huaneng Group) and 0.77% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group).

As the applicable percentage ratios relating to the size of the Transaction calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, the transaction is therefore only subject to annual reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

RELATIONSHIP BETWEEN THE COMPANY AND HUA NENG HK

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As of the date of this announcement, it has a controlling capacity of 67,394 MW.

Huaneng Group is principally engaged in the operation and management of enterprises investments; development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Hua Neng HK is a wholly-owned subsidiary of Huaneng Group established in Hong Kong. It is mainly engaged in import, export, and entrepot business in energy and associated industrial equipment and technology; development of energy and other projects to generate revenue by attracting foreign investment and financing; and provision of consultancy services for domestic technological projects in areas including raw materials of energy production.

As of the date of this announcement, HIPDC, being the direct controlling shareholder of the Company, holds 35.14% of the equity interest in the Company, while Huaneng Group holds 51.98% direct equity interest and 5% indirect equity interests in HIPDC. In addition, Huaneng Group holds 10.78% direct equity interest in the Company, 3.27% indirect equity interest in the Company through Hua Neng HK (a wholly- owned subsidiary of Huaneng Group), 0.04% indirect equity interest in the Company through Huaneng Capital Services Company Limited (a wholly-owned subsidiary of Huaneng Group) and 0.77% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group).

The relationship between the Company and Hua Neng HK is as follows:

* Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro- Power Investment Limited holds a 5% interest in HIPDC, therefore Huaneng Group indirectly holds a 5% interest in HIPDC.

# Huaneng Group holds a 10.78% direct interest in the Company. It also holds 3.27%, 0.04% and 0.77% interest in the Company through Hua Neng HK, Huaneng Capital Services Co. Ltd., (its wholly-owned subsidiary) and China Huaneng Finance Corporation (its non-wholly owned subsidiary), respectively.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company, and the transaction between the Company and Huaneng Group and Hua Neng HK (including their subsidiaries and associates) constitutes connected transaction of the Company and are subject to the relevant disclosure and/or independent shareholders’ approval requirements under the Hong Kong Listing Rules.

BACKGROUND

On 19 November 2014, the Company entered into Joint Venture Contract with Hua Neng HK in relation to the establishment of Baxianjiao Wind Power jointly with Hua Neng HK. The Company will contribute RMB427 million in cash to the capital of the joint venture with its internal financial resources whereas Hua Neng HK will contribute U.S. dollars in cash equivalent to RMB183 million. Upon completion of the Transaction, the Company and Hua Neng HK will hold 70% and 30% equity interest in Baxianjiao Wind Power respectively.

JOINT VENTURE CONTRACT

The principal terms of the Joint Venture Contract are as follows:

1. Parties:

Party A:	the Company

Party B:	Hua Neng HK

2. Capital Contribution Scheme:

Baxianjiao Wind Power shall have registered capital of RMB610 million.

Capital contribution ratio:	70% by Party A; 30% by Party B.

Capital contribution amount:	RMB427,000,000 by Party A; U.S. dollars in cash equivalent to RMB183,000,000 by Party B.

Capital contribution method:	In cash.

The timing and amount of the initial capital contribution are to be determined by the first meeting of the first session of the board of directors of Baxianjiao Wind Power.

3. Corporate Governance

The board of directors is the highest authority of Baxianjiao Wind Power. The board of directors shall consist of 5 directors, including 3 nominated by Party A, 1 nominated by Party B, and 1 employee representative. The employee representative as director candidate shall be elected from a democratic election among employees, subject to review of his/her eligibility by Party A and Party B pursuant to laws and regulations, failing which a re-election shall be conducted. Directors shall be appointed for a term of four years, renewable upon re- appointment by the respective parties. One supervisor shall be appointed.

4. Conditions and Term of Validity of the Joint Venture Contract

The Joint Venture Contract and its amendments are subject to approval by government authorities, and shall take effect from the date of approval.

5. Liability for Breach of Contract

Any party accountable for non-performance or incomplete performance of the contract shall accept the corresponding liability.

6. Miscellaneous

Pursuant to the applicable laws and regulations, the Transaction is subject to approval by the relevant authorities of commerce.

REASON FOR THE TRANSACTION AND PRICING

The Transaction involves the establishment of Baxianjiao Wind Power by the Company and Hua Neng HK, as a vehicle for construction and operation of the Baxianjiao offshore wind power project (300 MW). Located at open sea of Baxianjiao, Rudong County, the project’s wind farm is planned to cover 82 square kilometres of sea area, with a distance of approximately 24 kilometres away from the coast to its centre. According to the plan, the total installed capacity will be 300 MW, comprising 75 wind power generators with capacity of 4 MW each, supported by two 110kV offshore booster stations and one 220kV onshore booster station. The dynamic total investment is approximately RMB5.5 billion. With a letter approving the preliminary work from Jiangsu Provincial Bureau of Energy in January 2014, the project has basically completed special reviews including the feasibility study review, navigation safety assessment, access system and safety assessment. The project is expected to be authorised and qualified for starting construction by the end of 2014, and is estimated to commence operation upon completion by the end of 2016.

This Transaction involves the setting up of Baxianjiao Wind Power jointly with Hua Neng HK for determining the entity for the development, construction and operation of the Baxianjiao Wind Power project, and is in line with the strategic requirements of the Company in developing green energy, conducive to increasing the proportion of clean energy of the Company and enhancing competitiveness in the development of wind power resources.

The Company will contribute RMB427,000,000 in cash to the capital of the joint venture with its internal financial resources whereas Hua Neng HK will contribute U.S. dollars in cash equivalent to RMB183,000,000. Upon completion of the Transaction, the Company and Hua Neng HK will hold 70% and 30% equity interest in Baxianjiao Wind Power respectively.

HONG KONG LISTING RULES IMPLICATIONS

As the applicable percentage ratios relating to the size of the Transaction calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, the Transaction is therefore only subject to annual reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules, but is exempt from independent shareholders’ approval requirements.

On 19 November 2014, the proposal on the Transaction was considered and approved at the fourth meeting of the eighth session of the Board of the Company. Pursuant to the Shanghai Listing Rules and the Hong Kong Listing Rules, Messrs. Cao Peixi, Guo Junming, Liu Guoyue, Li Shiqi, Huang Jian and Fan Xiaxia, all being Directors connected to the Transaction, abstained from voting on the board resolution on the Transaction. The relevant resolution was voted by Directors who are not connected to the Transaction.

The Board (including the independent non-executive Directors) is of the view that the Joint Venture Contract was entered into: (1) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than those available from independent third parties); (2) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole; and (3) in the ordinary and usual course of business of the Company.

The Directors are of the view that the Transaction is fair and reasonable for the Company and its shareholders as a whole, and is in the interest of the Company.

DEFINITIONS

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Baxianjiao Wind Power”	Huaneng Rudong Baxianjiao Offshore Wind Power Company Limited (Note);

“Board”	the board of Directors of the Company;

“Company”	Huaneng Power International, Inc.;

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

Note: The company’s name is subject to the final approval of the Industry and Commerce authorities of the PRC.

“Director(s)”	the directors of the Company;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Huaneng Group”	China Huaneng Group;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Joint Venture Contract”	the “Joint Venture Contract of Huaneng Rudong Baxianjiao Offshore Wind Power Company Limited” entered into between the Company and Hua Neng HK on 19 November 2014;

“PRC” or “China”	The People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules; and

“Transaction”
pursuant to the terms and conditions of the Joint Venture Contract, the Company and Hua Neng HK will jointly invest in and establish Baxianjiao Wind Power, in which the Company will contribute not more than RMB427,000,000 and Hua Neng HK will contribute U.S. dollars in cash equivalent to RMB183,000,000, which represent 70% and 30% of the registered capital of Baxianjiao Wind Power, respectively. Upon completion of the Transaction, the Company and Hua Neng HK will hold 70% and 30% equity interest in Baxianjiao Wind Power respectively.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)
Guo Junming (Non-executive Director)
Liu Guoyue (Executive Director)
Li Shiqi (Non-executive Director)
Huang Jian (Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Li Song (Non-executive Director)
Li Zhensheng (Independent Non-executive Director)
Qi Yudong (Independent Non-executive Director)
Zhang Shouwen (Independent Non-executive Director)
Yue Heng (Independent Non-executive Director)
Zhang Lizi (Independent Non-executive Director)

Beijing, the PRC
20 November 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     November 20, 2014